9/20

Follow-Up Materials



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Tri Vision Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

FILE NO. 82- 4501 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 9/24/02

82-4501

TRI•VISION
INTERNATIONAL LTD/LTEE
TSX:TVL

AR/S
3-31-02



V-chip
Licensing



PETRO SEP

Petrosep

eSchool



Investing in the Future

Annual Report 2002



Investing in the Future

LETTER TO SHAREHOLDERS

2001-2002 ...
Building the Foundation
for the Future

Tri-Vision's future growth will be built on the planning and successes of fiscal 2002, a year in which considerable time and energy was spent to reorganize and lay out a well-defined strategy for the v-chip technology licensing program.

Accordingly, in June 2001, Tri-Vision began a campaign to formally advise all television and set top box manufacturers that the Company had been awarded a Canadian patent for its v-chip technology. This patent, coupled with the evolving new market in digital television, strengthens Tri-Vision's position for v-chip licensing not only in Canada but also in the United States. Digital television standards call for a digital, field upgradeable solution for v-chip blocking and Tri-Vision's patented V.gis V-chip Technology offers that solution.

Our legal counsel believes in the strength of our patents and we are confident in our licensing program. Through our legal counsel, we are continuing discussions with manufacturers and are optimistic there will be successful conclusions without using legal avenues. Our new strategy is working and has led to the signing of our 3rd licensing agreement (with Hitachi Limited) and 4th licensing agreement (with Pioneer Corporation) in May of 2002. We continue to work tirelessly to succeed at obtaining additional licencing agreements and are confident in our mission.



Najmul H. Siddiqui
Chairman and CEO

With our v-chip licencing program well underway, we established a new division within Tri-Vision to capitalize on our international relationships and experience with technology licencing. This division, under Toshinori Ikebe's competent and experienced leadership, will help Canadian companies with unique technologies to reach international markets. This division fills a very large gap in the Canadian technology community and continues Tri-Vision's leadership in international business. The economic potential for Tri-Vision is virtually unlimited.

We are working globally to create new business opportunities. Fiscal 2002 was the first year in Tri-Vision's history that a country outside North America was number one in our sales and licencing revenues. That Country is Japan. The West Indies and Middle East were also among the top 5 regions where Tri-Vision did business. This planning toward the future, recognizing the advantages of global commerce, will give us the confidence to pursue the unlimited market opportunities worldwide that spur the Company's growth. The expertise of our sales professionals in bundling cable products to countries around the world will continue Tri-vision's history of providing a stable financial platform for years to come.

Our Shareholders ...
A Very Important Part
of Our Future

My mission has not changed. My goal is to deliver enhanced shareholder value to you as we move closer and closer to our long-term corporate goals. I reaffirm that commitment to you, as I believe that through our v-chip licencing efforts, our continuing cable industry business, and our new technologies subsidiary, we will realize significant revenues to make your investment very lucrative.

On behalf of the management at Tri-Vision, thank you for your ongoing support.

Sincerely,

N.H Siddiqui

Najmul H. Siddiqui, Chairman & CEO

Technology for a Global Marketplace . . . Tri-Vision's Future



Toshinori Ikebe
President, Tri-Vision Electronics Inc. &
President, Tri-Vision Technologies International Inc.

The Third Wave . . .
Bringing Technology to the World

The process that Tri-Vision Technologies is engaged in is also ground-breaking. It requires us to forge new relationships, bring together new technologies as yet untested in the marketplace and convince major corporate partners to invest in these technologies through distribution agreements. It is a complex process but one that is undoubtedly achievable. I have seen and experienced such success reach billions of dollars while I was with Nichimen Corporation of Japan.

LETTER TO SHAREHOLDERS

This letter to Shareholders is my second since beginning with Tri-Vision in 2001. It is with great pleasure that I address existing and potential new shareholders who see the opportunity unfolding in the world marketplace. Such vision will propel Tri-Vision to new levels of success and ensure that it grows in revenue and in reach as we expand beyond the borders of Canada, of the United States and reach beyond, to Europe, to Asia, to South America.

This past year has seen some very good developments for Tri-Vision. We have been able to take advantage of the new v-chip Patent issued in Canada and to expand the commercial opportunities for our US Patent as we watch digital television begin to proliferate in the United States and Canada. This process is continuing.

We have also recently seen Brazil become part of the "new order" of countries that have taken a stand against bad programs for children on television and made the v-chip mandatory in television sets. The battle to succeed with the v-chip has been moving very firmly and steadily towards our final target.

We have reached a crossroad with the recent new wave of licencees signed for the v-chip, with the impending licencing possibilities saving litigation as a last resort.

V-chip licencing, the second wave of evolution for Tri-Vision continues to show ever increasing returns. With the establishment recently of Tri-Vision Technologies International Inc., a new wholly-owned subsidiary of Tri-Vision International Ltd./Ltée, we are embarking on what we call our "third wave" of development.

The Third Wave . . . Bringing technology to the world
With Tri-Vision's cable products marking its first wave of development and v-chip licencing marking its second wave Tri-Vision needs to grow shareholder value in other areas. To accomplish this growth, Tri-Vision has identified a new opportunity and I am working with Chairman and CEO Najmul Siddiqui, to lead its success in this new arena. My work began in 2001 and continues now. Tri-Vision International created to incorporate all of its business activities for this new wave . . . the third wave. Our goal, quite simply stated, is to "bring new technologies to the world".

The process we use is staged according to the development stage of the technology involved. There are three basic stages of the process and we may involve ourselves with technologies that are at any one of these stages:

Stage 1 - Research & Development
Many companies require assistance with further R&D on their product(s) in order to ready them for the manufacturing stage. Where necessary and appropriate, Tri-Vision enters into R&D contracts to assist these companies with their development needs using its in-house team of engineering and technical experts.

Stage 2 - Manufacturing
Tri-Vision's lengthy history as a manufacturer of electronics and other technical equipment has resulted in the development of excellent relationships with quality manufacturers in different parts of the world. When needed, Tri-Vision can assist its technology partners with manufacturing capabilities to ensure expeditious, high quality and cost-efficient manufacturing of products.

Stage 3 - Distribution Agreements
Major success for Tri-Vision Technologies comes at stage three through the signing of distribution agreements. Through these agreements, Tri-Vision Technologies capitalizes on my 32-years of experience in International Trade with Nichimen Corporation. My extensive network of contacts and those already developed by Tri-Vision will be brought to the table. With our assistance, our technology partners will achieve working relationships with distributors such as Pheromone Sciences did with Boots Company PLC in the UK in June 2002. This is but one example of our early stage success.

Each of these stages is critical to a company's success in the international marketplace. Many companies lack resources in one or more of these three areas and through Tri-Vision Technologies, we can deliver all of these resources.

Like the process of developing the v-chip and bringing it to market, this process requires patience and perseverance, a quality that Tri-Vision management has in abundance. Recent successes with v-chip licencing have demonstrated this.

The process that Tri-Vision Technologies is engaged in is also ground-breaking. It requires us to forge new relationships, bring together new technologies as yet untested in the marketplace and convince major corporate partners to invest in these technologies through distribution agreements. It is a complex process but one that is undoubtedly achievable. I have seen and experienced such success reach billions of dollars while I was with Nichimen Corporation of Japan.

Tri-Vision Technologies personnel are skilled with the process. We have an established relationship forged during our time with Nichimen. We are knowledgeable in achieving results.

I look forward to sharing more of our successes with our shareholders in the coming months and years.

Toshinori Ikebe
President

SALES HIGHLIGHTS FOR YEAR 2002


V-Chip Licensing and Decoders
Converters
Transmitters
Cable Equipment
Others
34.7%
107.5%
69.8%
13.8%
48.5%
Percentage increase of sales over prior year

RECORD SETTING SALE INCREASES AS A % OVER PRIOR YEAR . . .

RECORD SALES BY TERRITORY

The Company's sales increased significantly in the West Indies and Middle East . . .

Middle East $1.2M current year $Nil last year
West Indies $1.2M current year $0.3M last year

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the results of operations and financial condition for the year ended March 31, 2002 should be read in conjunction with the consolidated financial statements and accompanying notes.

Results of Operations

During 2002, management focused on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries which resulted in the entering into of agreements with two more licensees, namely Pioneer Corporation and Hitachi Limited.
- The issuance of a Canadian Patent for the Company's 'Quick V-Chip Technology'.
- The broadening of the market for the Addressable Pay TV and Pay Per View product line with several new international customers purchasing these products.
- The continuation of R&D efforts to develop new technologies to accomplish growth beyond the company's core CATV business, with assistance provided to many companies who require assistance with further R&D on their product(s) in order to ready them for the manufacturing stage. Where necessary and appropriate, Tri-Vision entered into R & D contracts to assist these companies with their development needs using its in-house team of engineering and technical experts.
- The continuation of efforts to open new markets for the company's traditional CATV business. During the year the company successfully opened Middle East as a new market for CATV equipment and set top decoder boxes.
- The company continued its search for new products, technologies and idea's to expand its product lines and global business base. With this in mind, the company established a new wholly-owned subsidiary, Tri-Vision Technologies international Inc., to support in the development, manufacturing and marketing of new technology products worldwide.

Revenue
Revenue for the year ended March 31, 2002 increased by 40.15% to $10,108,000 compared to $7,213,000 reported in fiscal 2001 attributable to increased royalty revenues which were up by 39.85% compared to the previous year.

Gross Profit Margin
The company's gross profit margin increased to 46.7% for the year ended March 31, 2002 compared to 45.5% in 2001. The increase in gross margin is partly due to increased margins on sale of the company's products and partly due to increased royalty revenue for which there are few costs of sales.

Research and Development Costs
Net research and development expenditure increased to $1,382,000 for the year ended March 31, 2002 compared to $846,000 in 2001. The increase is due to accelerated amortization on two projects during the year which are not expected to generate further revenue.

Selling, General & Administrative Expenses
Selling, general & administrative expenses increased to $3,910,000 for the year ended March 31, 2002 compared to $1,747,000 in 2001. The increase is substantially due to increased legal fees related to V-chip licensing activities and the hiring of new personnel to support the development, manufacturing and marketing of new technology products.

V-chip Amortization & Marketing
V-chip amortization and marketing cost was relatively flat at $1,076,000 for the year ended March 31, 2002 compared to $1,055,000 in 2001.

Net Loss
Net loss after taxes was $1,936,563 ($ 0.04 per share) for the year ended March 31, 2002 compared to a net loss of $572,281 ($ 0.01 per share) in 2001. The loss is primarily attributable to increased professional fees in the amount of $1,517,444 related to V-chip licensing and accelerated amortization of two R & D projects in the amount of $680,142 as these are not expected to generate future revenue.

Earnings Before Interest, Income Tax and Depreciation & Amortization (EBITDA).
Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2002 was $593,511 ($0.01 per share) as compared to earning of $1,335,016 ($0.02 per share) in 2001.

EBITDA data is provided to better reflect the company's results from operational activities, however. EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Working Capital
The working capital ratios at March 31, 2002 and 2001 were 2.55:1 and 4.2:1 respectively. The decrease in working capital is due to the accrual of $1,297,000 of professional costs related to V-chip licensing. These costs will be paid from term deposits specifically set up for this purpose. Net working capital and cash flow from operations are satisfactory for the company's current needs.

Liquidity and Capital Resources
The company had a net cash balance of $615,459 as at March 31, 2002 compared to a net cash balance of $765,657 as at March 31, 2001. Cash flow from operating activities for the year ended March 31, 2002 was $ 1,213,125 compared to $3,529,115 in 2001. Investing activities have used $1,587,617 for fiscal year ended March 31, 2002 as compared to $1,941,122 2001. Financing activities generated net cash of $116,342 for fiscal year ended March 31, 2002 compared to use of net cash of $1,282,323 in 2001.

Management believes that the company's cash resources will be sufficient to fund its working capital requirements for the next 12 months as V-chip licensing revenue does not require any significant cash outflows for advertising or product costs. A revised agreement with the HSBC Bank Canada provides a credit facility of $1,000,000 secured by the assets of the company. The company does not plan any significant capital expenditures and there are no long-term capital requirements at present.

MANAGEMENT DISCUSSION & ANALYSIS

Risk and Uncertainties

The company's future prospects are substantially dependent upon the successful utilization of the v-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

Market for the company's technology is characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the company focuses on research and development to maintain product superiority and introduce state-of-the -art products that are competitively priced.

The company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is composed of a few large corporations. The company is dependent on third party manufacturers for the bulk of its products.

The company carries on a significant portion of its business outside of Canada. Therefore the company is exposed to the risk of currency fluctuations which may impact its earnings and cash flows. The company does not hedge its currency risk with the purchase of foreign exchange contracts. However, the risk of decreased revenues and earnings for the company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the company's manufacturing costs are denominated in U.S. dollars.

Outlook

The company's future prospects are substantially dependent on its successes in completing its licensing campaign for its V-chip technology and for completion of a significant number of distribution agreements by its technology division personnel.

The fiscal year 2002 marks a transition for Tri-Vision as it firms up its V-chip licensing into the next fiscal year while also directing its future focus on exporting new technologies primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Since the establishment of the Tri-Vision Technologies subsidiary and the appointment of Mr. Toshinori Ikebe as its President, the company has been investigating several new product lines. This will allow the traditional CATV business to continue while marketing and licensing new Canadian technologies to Japan and Middle Eastern countries. The company is currently targeting medical devices, safety and security products and software technology to be sold, marketed, distributed or licensed through this new trading business unit.

Quarterly Results Of Operations

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2002. The information has been derived from the Company's unaudited Consolidated Financial Statements that, in management's opinion, have been prepared on a basis consistent with the audited Consolidated Financial Statements contained elsewhere in this Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Years Ended March 31, 2002 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	1,888	3,422	1,780	3,018
Net income (loss)	223	307	(1,217)	(1,249)
Income (loss) per share:				
Basic	0.004	0.006	(0.022)	(0.022)
Fully diluted	0.004	0.006	(0.022)	(0.022)
Weighted average number of shares outstanding (000's)				
Basic	53,580	53,580	53,580	53,580
Fully diluted	53,980	53,580	55,530	55,880

For the Years Ended March 31, 2001 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	1,748	2,655	1,687	1,122
Net income (loss)	143	342	39	(1,096)
Income (loss) per share:				
Basic	0.003	0.006	0.001	(0.020)
Fully diluted	0.003	0.006	0.001	(0.020)
Weighted average number of shares outstanding (000's)				
Basic	53,330	53,580	53,580	53,580
Fully diluted	54,324	54,324	54,324	53,980

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

2002 ACCOMPLISHMENTS

The platform for growth extends beyond one good year of sales in this increasingly challenging environment. Tri-Vision is better positioned than ever before with a more diversified and higher quality product base, technical expertise and corporate controls to take the Company forward.

Tri-Vision's financial performance in fiscal 2002 reflected improvements in every category. This achievement is especially notable considering the recession of 2001.

In 2001, Tri-Vision formed a group designed to support Canadian companies develop new technologies, assist in manufacturing and marketing to the world. The results of this development will be felt in years to come.

Sales By Products



Transmitters 3%
Others 5%
Cable Equipment 33%
V-Chip licensing 35%
Converters 24%

Sales By Territory



Middle East 12%
United States of America 12%
Canada 14%
Japan 35%
West Indies 12%
Others 15%

Cost of Sales and Expenditures



Incom Taxex 3%
V-Chip Amort. & Marketing 9%
Research & Development 11%
Cost of Sales 45%
Selling, General & Administrative 32%

FINANCIAL REPORTING RESPONSIBILTY

The accompanying consolidated statements and related financial information throughout this annual report have been prepared by the management, which is responsible for their integrity, objectivity and reliability. Canadian generally accepted accounting principles have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

Management of the company has established and maintains a system of internal controls, consistent with reasonable costs, to provide reasonable assurances that all assets are safeguarded from unauthorized use or disposition, and to facilitate the preparation of relevant, reliable and timely financial information.

The Company's Board of Directors, acting through the Audit Committee, which comprises a majority of Directors who are not officers or employees of the company, overseas management's responsibility for the financial reporting and internal control system.

Ernst & Young LLP, the auditors appointed by the shareholders, have examined the consolidated financial statements. Their auditors' Report to the shareholders, which appears in this annual report, expresses an independent professional opinion of the fairness of presentation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles. The auditors review the Company's financial and accounting controls and conduct such test and procedures as they deem necessary under Canadian generally accepted auditing standards. They had full and free access to, and met with, the Audit Committee of the Board of Directors.

N.H. Siddiqui

Najmul H. Siddiqui
Chairman and Chief Executive Officer

Khalid Usman, CA
Director, Vice President, Finance and Chief Financial Officer

AUDITOR'S REPORT

To the Shareholders of:
Tri Vision International Ltd./Ltée

We have audited the consolidated balance sheets of Tri Vision International Ltd. /Ltée as at March 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
May 21, 2002

Ernst & Young LLP

Ernst and Young LLP CHARTERED ACCOUNTANTS

TRI-VISION INTERNATIONAL LTD/LTEE

CONSOLIDATED BALANCE SHEETS As At March 31

ASSETS	NOTES	2002 $	2001 $
CURRENT			
Cash and cash equivalents		615,459	873,609
Term deposits	3	1,297,249	-
Accounts receivable	4	3,311,410	1,901,019
Due from related party	14	71,498	98,101
Inventories	5	1,157,771	1,933,504
Prepaid expenses		42,403	56,562
		6,495,790	4,862,795
Term deposits	3	1,230,371	1,593,773
Deferred development costs	6	3,359,652	3,997,066
Capital assets, net	7	222,538	243,144
V-Chip license and Patents, net	8	12,087,953	13,017,607
		23,396,304	23,714,385

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	2002 $	2001 $
CURRENT			
Bank indebtedness	9	-	107,952
Accounts payable and accrued liabilities		2,119,105	594,431
Customers' deposits		262,127	336,437
Income taxes payable		170,826	119,050
		2,552,058	1,157,870
Government grants payable	13	330,294	106,000
		2,882,352	1,263,870
SHAREHOLDERS' EQUITY			
Capital stock	10	33,771,986	33,771,986
Contributed surplus		55,200	55,200
Deficit		(13,313,234)	(11,376,671)
		20,513,952	22,450,515
		23,396,304	23,714,385

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

_______________ Director

_______________ Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For The Years Ended March 31

	NOTES	2002 $	2001 $
Revenue	11	10,108,209	7,212,678
Cost of sales		5,388,382	3,928,223
Gross profit		4,719,827	3,284,455
Operating expenses			
Selling, general and administrative		3,909,774	1,747,041
Research and development	12	1,381,784	846,467
V-Chip amortization and marketing		1,076,202	1,055,114
		6,367,760	3,648,622
Loss before interest and income taxes		(1,647,933)	(364,167)
Interest income		113,805	172,281
Interest expense		(8,255)	(85,206)
Loss before income taxes		(1,542,383)	(277,092)
Provision for current income taxes	15	394,180	295,189
Net Loss		(1,936,563)	(572,281)
Deficit, beginning of year		(11,376,671)	(10,804,390)
Deficit, end of year		(13,313,234)	(11,376,671)
Loss per share		(0.04)	(0.01)
Fully diluted loss per share		(0.04)	(0.01)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended March 31

	2002 $	2001 $
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	(1,936,563)	(572,281)
Add charges to operations not involving cash		
Amortization of capital assets	76,175	95,344
Amortization of deferred development costs	1,235,615	674,185
Amortization of V-Chip license and patent	929,654	929,654
	304,881	1,126,902
Changes in non-cash working capital		
Accounts receivable	(1,410,391)	1,249,572
Inventories	775,733	1,012,341
Prepaid expenses	14,159	(22,877)
Due from related party	26,603	(7,476)
Accounts payable and accrued liabilities	1,524,674	(99,071)
Income taxes payable	51,776	(9,983)
Customers' deposits	(74,310)	279,707
Cash flow from operating activities	1,213,125	3,529,115
CASH FLOW FROM INVESTING ACTIVITIES		
Term deposits	(933,847)	(1,222,918)
Additions to capital assets	(55,569)	(22,415)
Deferred development costs	(598,201)	(695,789)
Cash flow used in investing activities	(1,587,617)	(1,941,122)
CASH FLOW FROM FINANCING ACTIVITIES		
Bank indebtedness	(107,952)	(1,318,323)
Common shares issued for cash and exercise of options	-	230,000
Repayment of shareholder's loans payable	-	(300,000)
Government grants received	224,294	106,000
Cash flow from (used in) financing activities	116,342	(1,282,323)
Net (decrease) increase in cash and cash equivalents during the year	**(258,150)**	**305,670**
Cash and cash equivalents, beginning of year	**873,609**	**567,939**
Cash and cash equivalents, end of year	**615,459**	**873,609**

See notes to the consolidated financial statements

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS:

Tri-Vision International Ltd./Ltee (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia, and consumer electronics industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of consolidation and presentation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiary, Tri-Vision Electronics Inc. All significant inter-company balances and transactions have been eliminated. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.

Effective April 1, 2001 the Company and it's subsidiary changed its method of accounting for earnings per share from the imputed interest method to the treasury stock method as required by The Canadian Institute of Chartered Accountants'Section 3500,"Earnings per Share". There was no impact to the calculation of fully diluted earnings per share for the years presented.

Certain comparative financial statement balances have been restated to conform to current year financial statement presentation.

(b) Cash and cash equivalents and term deposits

Cash and cash equivalents and term deposits consist of short term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Term deposits are temporary investments with original maturities of 90 days or greater, and are valued at cost, which approximates market value.

(c) Inventories

Raw materials, parts and supplies and finished goods inventories are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(d) Capital assets

Capital assets are recorded at cost less amortization. Amortization is provided at rates which are designed to allocate the cost of assets, over their estimated useful lives as follows:

Moulds	- 20%	Straight - line basis
Equipment	- 20%	Declining - balance basis
Tools and dies	- 100%	Straight - line basis
Automobiles	- 20%	Declining - balance basis
Furniture and fixtures	- 20%	Declining - balance basis
Systems and software	- 50%	Straight - line basis

(e) V-Chip license and patents

V-Chip license and patents are stated at cost (note 8). Amortization of the V-Chip license and patents has commenced with commercial production of the V-chip products in 1999. Amortization is being calculated over 17 years on a straight - line basis.

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(f) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year. The gain on foreign exchange included in net income (loss) for fiscal 2002 was a gain of $42,716 (2001 - $263,061).

(g) Financial instruments:

The Company's financial instruments consist of current financial assets and liabilities, term deposits and government grants payable. It is management's opinion that the Company is not exposed to significant interest, or currency risks arising from these financial instruments. The fair value of these financial instruments is not materially different from the carrying value as presented in the consolidated balance sheets.

(h) Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight - line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earlier of:

(a) the initial commercial use of the product or process;

(b) the sale of the product or process; and

(c) the year of the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceed the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(i) Income taxes:

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax asset will not be realized.

(j) Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10. No compensation expense is recognized when stock options are issued to employees, directors or service providers. Any consideration paid by employees, directors or service providers on exercise of stock options is credited to share capital.

(l) Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(m) Revenue recognition:

Product sales revenue is recognized when the product is shipped to customers provided the Company has not retained any significant risk of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue is recognized based on contractual entitlements and when receipt is reasonably assured.

(n) **Government assistance:**

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

3. TERM DEPOSITS:

Term deposits held by the Company at March 31, 2002 mature at various dates ranging from April 2, 2002 to June 4, 2002 and are assigned as cash security against an outstanding letter of credit (note 9), which expires in December 2002. Although the term deposits mature, and the letter of credit expires, within one year after March 31, 2002, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of the licensing arrangement (note 17). At March 31, 2002, current liabilities include $1,297,249 (2001 - $nil) relating to such costs which may be paid using the funds held in term deposits. Accordingly, $1,297,249 (2001 - $nil) of the term deposits have been classified as current assets and the remaining term deposits have been classified as non-current assets.

4. CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company's exposure to credit risk at March 31, 2002 is equal to the carrying amount of its accounts receivable and balance due from related party.

Three customers represent 79% of the accounts receivable year-end balance. In 2001, three customers represented 70% of the accounts receivable year-end balance.

5. INVENTORIES:

Inventories consist of the following:	2002 $	2001 $
Raw materials (converters and equipment)	391,088	607,915
Raw materials (parts and supplies)	334,294	611,016
Finished goods (converters and transmitters)	260,478	642,253
Finished goods (cable equipment)	171,911	72,320
	1,157,771	1,933,504

6. DEFERRED DEVELOPMENT COSTS:

	2002 $	2001 $
Balance, beginning of year	3,997,066	3,975,462
Costs deferred during the year	598,201	695,789
Balance, end of year	4,595,267	4,671,251
Less: Amortization for the year	(1,235,615)	(674,185)
	3,359,652	3,997,066

The Company is continually assessing the viability of its projects under development. During the year, the Company chose to increase its focus on certain projects while ceasing to continue with other projects. As a result, $680,142 of accelerated amortization was recorded during the year to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is one (2001 - four) projects under development on which the costs are being capitalized. The other projects that have been successfully completed are being amortized based on accounting policies of the Company. The active projects are as follows:

	ooo2002 o$	2001 ooo$
Electronic power meter	38,089	-
V-Chip technology for TV manufacturing	-	211,419
V-Chip converter	-	468,723
RF communication technology	-	278,740
ATI remote	-	45,070
Other completed projects	6,207,705	4,643,641
Total costs capitalized	6,245,794	5,647,593
Less accumulated amortization	2,886,142	1,650,527
Balance, end of year	3,359,652	3,997,066

7. CAPITAL ASSETS:

Capital assets consist of the following:

	Cost $	Accumulated Amortization $	Net book value 2002 $	Cost $	Accumulated Amortization $	Net book value 2001 $
Moulds	232,320	167,634	64,686	232,320	121,170	111,150
Equipment	397,240	247,440	149,800	341,658	219,413	122,245
Tools and dies	231,303	231,303	-	231,303	231,303	-
Automobiles	7,984	7,427	557	7,984	7,299	685
Furniture and fixtures	42,961	35,466	7,495	42,961	33,897	9,064
Systems and software	86,033	86,033	-	86,033	86,033	-
	997,841	775,303	222,538	942,259	699,115	243,144

8. V-CHIP LICENSE AND PATENTS:

On June 10, 1997, the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the world wide rights to the V-Chip technology for a 20 year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $ 5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on The Toronto Stock Exchange for the period of 7 days prior and 7 days subsequent to regulatory approval of the transaction.

	Cost	Accumulated Amortization	Net book value 2002 $	Net book value 2001 $
V-Chip license	15,290,000	3,230,800	12,059,200	12,986,800
Patents	34,915	6,162	28,753	30,807
	15,324,915	3,236,962	12,087,953	13,017,607

9. BANK INDEBTEDNESS:

At March 31, 2002, the Company had available a bank overdraft facility in the amount of $1,500,000 (2001 - $1,500,000) of which up to U.S. $300,000 (2001 - $300,000) is available by way of U.S. dollars direct advances, as well as a letter of credit facility in the amount of $500,000 (2001 - $500,000). Bank indebtedness at year end is nil (2001 - $107,952) drawn on the bank overdraft facility in Canadian funds. Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 3.75% as at March 31, 2002 (2001-6.75%) plus 1.0% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 5.25% as at March 31, 2002 (2001 - 8.5%) plus 1.0% per annum. Borrowing under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiary, and the indemnity agreements with respect to issuance of standby letters of credit. Due to the Company's level of cash and cash equivalents during 2002, the Company reduced the amount available under its bank overdraft facility to a maximum of $1,000,000 subsequent to year-end. All other terms and conditions remain the same.

In addition to the above facility, the Company has also been provided with a letter of credit facility in the amount of U.S. $1,585,469 (2001 - U.S. $1,011,084) which is secured by the Company's term deposits (note 3). This letter of credit has been issued to the Company's partner in connection with the licensing arrangement described in note 17.

10. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting non cumulative, discretionary dividends and retractable
Unlimited number of Class "C" preference shares, voting non cumulative, redeemable and retractable
Unlimited number of common shares

	No. of Shares	Amount $
Stated capital:		
Common Shares:		
Balance at March 31, 2000	53,080,313	33,541,986
Exercise of options - directors (a)	500,000	230,000
Balance of common shares as at March 31, 2001 and 2002	53,580,313	33,771,986

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan"). The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 4,755,700 common shares. The aggregate number of shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on The Toronto Stock Exchange on the trading day immediately proceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from April 20, 2002 to December 21, 2004, with exercise prices ranging from $0.245 to $1.50. All options vested when they were granted. The following is the continuity of stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2000	1,795,500	1.460
Expired during the year (a), (d)	(895,500)	1.850
Exercised during the year (a)	(500,000)	0.460
Balance, March 31, 2001	400,000	1.840
Granted during the year (a), (b), (c)	2,300,000	0.323
Expired during the year (a), (b)	(400,000)	1.840
Balance, March 31, 2002	2,300,000	0.323

Exercise Price	Options Exercisable and Outstanding at March 31, 2001	Weighted Average Remaining Contractual Life (in years)
0.245	1,950,000	2.75
0.460	250,000	0.48
1.500	100,000	1.08
0.245 to 1.500	2,300,000	2.43

(a) Stock options to directors:

On September 25, 1998 and November 18, 1998 the Company granted stock options to certain directors to purchase up to 1,000,000 common shares at a price of $0.46 per share and up to 500,000 common shares at a price of $ 0.94 per share. Options to acquire 656,500 shares were exercised during fiscal 2000 and an additional 500,000 options were exercised in fiscal 2001. The remaining 343,500 options expired unexercised during fiscal 2001.

On August 6, 1999 the Company granted stock options to a director to purchase up to 250,000 common shares at a price of $1.49 per share expiring on August 5, 2001. These options expired unexercised during fiscal 2002.

On December 21, 2001 the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. These options expire on December 21, 2004. None of these options were exercised during fiscal 2002.

(b) Stock options to Century Communications:

On July 13, 1999 the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $2.43 per share expiring on July 12, 2001. These options expired unexercised during fiscal 2002.

On April 20, 2001 the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share with an expiry date of April 20, 2002. Subsequent to year-end these options expired unexercised.

(c) Stock options to officers:

On April 20, 2001 the Company granted an executive, options to acquire 100,000 common shares at an exercise price of $0.46 per share and an additional 100,000 common shares at an exercise price of $1.50 per share. All of these options expire on April 20, 2003.

(d) Stock options to CIBC Wood Gundy:

In conjunction with the public offering on April 2, 1998, the Company granted the underwriters a non-assignable compensation option entitling the underwriters to purchase up to 552,000 common shares (equal to 10% of the number of units issued pursuant to the public offering including the over allotment) at a price of $2.50 expiring on April 1, 2000. These options expired unexercised during fiscal 2001.

11. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2002 $	2001 $
V-Chip licensing and decoder	3,554,016	2,637,721
Converters	2,452,104	1,181,928
Transmitters	331,081	174,441
Cable equipment	3,309,154	2,907,530
Other	461,854	311,058
	10,108,209	7,212,678

A summary of revenue segmented to the customers' country of residence is as follows:

	2002 $	2001 $
Japan	3,533,984	2,527,409
Canada	1,435,290	1,599,516
West Indies	1,210,172	312,285
United States	1,203,279	1,901,977
Middle East	1,195,322	-
Others	1,530,162	871,491
	10,108,209	7,212,678

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

In fiscal 2002, there were two (2001-one) customers from each of whom the Company derived more then 10% of its total revenue. Revenue from these customers in fiscal 2002 was approximately $3,500,000 and $1,200,000 (2001-$2,500,000).

12. RESEARCH AND DEVELOPMENT:

	2002 $	2001 $
Total research and development costs incurred during the year	759,370	983,072
Government assistance (Note 13)	(15,000)	(115,001)
	744,370	868,071
Deferred development costs (Note 6)	(598,201)	(695,789)
Amortization of deferred development costs (Note 6)	1,235,615	674,185
Net research and development costs incurred during the year	1,381,784	846,467

13. GOVERNMENT ASSISTANCE:

The Company has received government grants during the current fiscal year which are non-repayable totaling $15,000 (2001 - $115,001); which has been credited to research and development costs as this assistance relates to the reimbursement of certain costs incurred.

The Company has received government grants totaling $224,294 (2001- $106,000) during the current fiscal year which are repayable beginning in fiscal 2005 at a specified percentage of revenue. The grants are interest free (unless required repayments have become overdue in which case interest is charged at an annual rate of 12.68%).

14. RELATED PARTY TRANSACTIONS:

(a) During fiscal 2002, rent of $180,000 (2000 - $180,000) was paid to Tri-Venture Investments. Some of the partners of Tri-Venture Investments are also the directors of the Company. The Company has leased space on a net net basis for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month to month basis at a minimum rent of $15,000 per month.

(b) During fiscal 2002, legal fees of $30,561 (2001 - nil) were paid to a law firm, one of the partners of which, is a director of the Company.

(c) During fiscal 2002, nil (2001 - $75,000) was paid to First Water e-Commerce for consulting services at market value related to the development of a Web Site, Shopping Cart and e-commerce capable (business to business and business to consumer capability). Some of the partners of First Water e-Commerce are also directors of the Company.

(d) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which $71,498 (2001- $98,101) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

The Company conducted these related party transactions on normal commercial terms and conditions.

15. INCOME TAXES:

The provision for (recovery of) income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2002 $	2001 $
Loss before income taxes	(1,542,383)	(277,092)
Statutory tax rate	41.25 %	43.49 %
Income tax recovery at statutory tax rate	(636,233)	(120,507)
Adjustments thereon for the effect of:		
Large Corporations Tax	33,500	38,000
Permanent differences and other	11,661	6,523
Tax effect of losses and temporary differences not recorded	631,854	115,762
Foreign withholding tax	353,398	255,411
	394,180	295,189

The future income tax assets (liabilities) are represented by the following:

	2002 $	2001 $
Federal non-capital loss carry forwards	1,771,392	2,267,471
Ontario non-capital loss carry forwards	979,638	1,284,533
Federal investment tax credits	838,843	692,803
Capital assets/license and patents	1,007,387	566,299
Scientific research and experimental development	840,285	939,082
Accounting provisions not deductible for tax	1,270,258	1,660,717
Share issue costs	82,780	268,699
Corporate minimum tax paid	10,059	-
Gross future income tax assets	6,800,642	7,679,604
Valuation allowance	(5,750,785)	(5,941,715)
Net future income tax assets	1,049,857	1,737,889
Deferred development costs	(1,049,857)	(1,737,889)
Gross future income tax liabilities	-	-

As at March 31, 2002, the Company has federal non-capital loss carry forwards of approximately $7,970,000 and provincial non-capital loss carry forwards of approximately $10,720,000. The loss carry forwards expire as follows:

	Federal $	Provincial $
2004	120,000	120,000
2005	245,000	1,140,000
2006	6,505,000	8,360,000
2007	440,000	440,000
2008	380,000	380,000
2009	280,000	280,000
Gross future income tax liabilities	7,970,000	10,720,000

Also at March 31, 2002, the Company has undeducted scientific research and experimental development expenses of approximately $2,700,000 that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS:

Other Information:	2002 $	2001 $
Cash paid for interest expense	8,255	85,206
Cash received from interest income	145,407	172,281
Cash paid for income taxes	349,339	312,622

17. CONTINGENCIES

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue from a certain specific TV manufacturer, the Company has earned from the licensing arrangement and is secured by a letter of credit provided by the Company's bank (Notes 3 and 9). During the year, the Company incurred approximately $1.5 million for such legal costs. Management believes that it has adequately provided for its obligation under the licensing arrangement.

CORPORATE INFORMATION

Independent Auditors	Ernst & Young LLP Chartered Accountants Ernst & Young Place P.O. Box 251, 222 Bay Street Toronto, Ontario CANADA M5K 1J7
Principal Bank	HSBC Bank Canada 1940 Eglinton Avenue East, Suite 1 Toronto, Ontario CANADA M1L 4R2
Corporate Advisors	Duguay & Ringler Corporate Services 56 Temperance Street, 4th Floor Toronto, Ontario CANADA M5H 3V5
Corporate Office	56 Temperance Street, 4th Floor Toronto, Ontario CANADA M5H 3V5
Stock Listing	Toronto Stock Exchange Symbol TVL
Investor Relations	Century Communications Corporation 125A - 1030 Denman Street Vancouver, BC CANADA V6G 1M6
Legal Counsel	Daley, Byers 372 Bay Street, Suite 1100 Toronto, Ontario CANADA M5H 2W9
Transfer Agent	Equity Transfer Services Inc. 120 Adelaide St. W., Suite 800 Toronto, Ontario CANADA M5H 3V1
OFFICES: Administrative Research & Development Marketing	Tri-Vision International Ltd./Ltée 41 Pullman Court Toronto, Ontario CANADA M1X 1E4 Tel: 416-298-8551 Fax: 416-298-7976 Email: sales@tri-vision.ca (Sales, Products & Technical Information) info@tri-vision.ca (General Information) Website: www.tri-vision.ca

DIRECTORS AND OFFICERS

Najmul H. Siddiqui [3]
Chairman of the Board &
Chief Executive Officer

Qamrul H. Siddiqi [2, 5]
Director, Corporate Secretary &
Senior Vice President, Engineering
& Research and Development

Khalid Usman, C.A. [1,4]
Director, Vice President, Finance &
Administration
Chief Financial Officer

Toshinori Ikebe [2, 3, 4, 5]
Director

Tim Collings [1, 2, 5]
Director and Research Committee Chair

Bruce Daley [1, 3, 4]
Director, Ethics and Audit Committee Chair

Nazrul H. Siddiqi
Director

1 Audit Committee Member
2 Business Development Committee Member
3 Compensation Committee Member
4 Ethics Committee Member
5 Research Committee Member

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this material. Certain statements may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Tri-Vision International Ltd./Ltée
41 Pullman Court, Toronto
Ontario, Canada M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976
Email: sales@tri-vision.ca
info@tri-vision.ca
Website: www.tri-vision.ca

STOCK INFORMATION

Listed: The Toronto Exchange
Symbol: TVL

To learn more about Tri-Vision International
Call TOLL FREE in North America 1-888-298-8551 or
visit our website at www.tri-vision.ca

Subsidiary Companies:

Tri-Vision Electronics Inc. is a full service manufacturer and distributor of consumer, commercial and industrial electronic products used in the cable television industry.

Tri-Vision Technologies International Inc. supports companies in the development, manufacturing and marketing of new technology products worldwide (incorporated May 2002).


TRI-VISION
INTERNATIONAL LTD/LTEE
TSX:TVL



TRI-VISION INTERNATIONAL LTD./LTEE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

AUGUST 12, 2002

TRI-VISION INTERNATIONAL LTD./LTEE
41 Pullman Court
Toronto, Ontario M1X 1E4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Tri-Vision International Ltd./Ltee (the "Corporation") will be held in the Essex Ballroom of the Sheraton Centre, 123 Queen Street West, Toronto, Ontario on Thursday, the 26th day of September, 2002, at 12:00 noon (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the year ended March 31, 2002, together with the report of the auditors thereon;

2. to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited consolidated financial statements of the Corporation for the year ended March 31, 2002, together with management's discussion and analysis of financial condition and results of operations, an outstanding share data table and a supplemental mailing list form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 12th day of August, 2002.

BY ORDER OF THE BOARD

Q. H. Siddiqi

Qamrul H. Siddiqi
Secretary

TRI-VISION INTERNATIONAL LTD./LTEE

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TRI-VISION INTERNATIONAL LTD./LTEE (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THEM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by their attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "OBCA").

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Advice To Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned or, if permitted, otherwise communicated to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-

Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares. At August 12, 2002 the Corporation had issued and outstanding 53,580,313 common shares.

The Corporation will make a list of all persons who are registered holders of common shares on August 14, 2002 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in their name as it appears on the list except to the extent that such shareholder has transferred any of their shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that they own the shares and demands, not later than ten days before the meeting, that their name be included in the list. In such case the transferee is entitled to vote their shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, the following are the only persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Voting Securities of the Corporation
Najmul Hasan Siddiqui	7,709,848 Common Shares	14.4%
Timothy Collings(1)	5,515,300 Common Shares	10.3%

(1) These shares are registered in the name of V-Chip Canada Enterprises Ltd.

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the *Securities Act* (Ontario) (the "Act"), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended March 31, 2002, 2001 and 2000 in respect of the Chief Executive Officer of the Corporation and all other executive officers of the Corporation and its subsidiaries whose total salary and bonuses during the fiscal year ended March 31, 2002 exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Najmul Hasan Siddiqui, Chairman & CEO	2002	$110,937	Nil	Nil	950,000	Nil	Nil	Nil
	2001	$106,312	Nil	Nil	Nil	Nil	Nil	Nil
	2000	$105,000	Nil	Nil	Nil	Nil	Nil	Nil
Qamrul Hasan Siddiqi, Senior Vice-President Marketing and R&D	2002	$105,750	Nil	Nil	250,000	Nil	Nil	Nil
	2001	$101,125	Nil	Nil	Nil	Nil	Nil	Nil
	2000	$100,000	Nil	Nil	Nil	Nil	Nil	Nil
Khalid Usman, Vice-President Finance and Admin. and CFO	2002	$105,750	Nil	Nil	250,000	Nil	Nil	Nil
	2001	$101,125	Nil	Nil	Nil	Nil	Nil	Nil
	2000	$100,000	Nil	Nil	Nil	Nil	Nil	Nil

Toshinori Ikebe, President, Tri-Vision Electronics Inc.	2002	$193,997[1]	Nil	Nil	250,000	Nil	Nil	Nil

(1) Commenced employment April 5, 2001.

(b) Option Grants in Year Ended March 31, 2002

The following table provides details on stock options granted to the Named Executive Officers during the year ended March 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Najmul Hasan Siddiqui	950,000	44.2%	$0.245	$0.245	Dec. 21, 2004
Qamrul Hasan Siddiqi	250,000	11.6%	$0.245	$0.245	Dec. 21, 2004
Khalid Usman	250,000	11.6%	$0.245	$0.245	Dec. 21, 2004
Toshinori Ikebe	250,000	11.6%	$0.245	$0.245	Dec. 21, 2004

(1) Based on the closing price of the common shares on the Toronto Stock Exchange ("TSX") on the trading day prior to the date of grant.

(c) Options Exercised and Aggregates Remaining at Year-end

No options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2002. The following table provides details regarding options held by the Named Executive Officers as at March 31, 2002.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2002		Value of Unexercised In-the-money Options at March 31, 2002	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Najmul Hasan Siddiqui	Nil	Nil	950,000	Nil	$128,250[1]	$Nil

Qamrul Hasan Siddiqi	Nil	Nil	250,000	Nil	$33,750(1)	Nil
Khalid Usman	Nil	Nil	250,000	Nil	$33,750(1)	Nil
Toshinori Ikebe	Nil	Nil	250,000	Nil	$33,750(1)	Nil

(1) Based on the closing price of the common shares on the TSX on March 31, 2002 of $0.38 less the exercise price in respect of such options.

(d) Employment Contracts

The Corporation currently has no employment contracts in place. The Corporation also does not have in place any compensatory plan or arrangement with any executive officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

(e) Compensation of Directors

Directors of the Corporation are not currently paid any fees for their services as directors, except for reimbursements of out-of-pocket expenses incurred in connection with such duties. However, directors are eligible to receive stock options under the Corporation's stock option plan and are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties.

(f) Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees and persons engaged to provide ongoing management and consulting services ("service providers") by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

The aggregate maximum number of common shares which may be issued under the Plan is 4,755,700. The maximum number of common shares which may be reserved for issuance to directors and senior officers under the Plan, any other employee stock option plans or options for services may not exceed 10% of the common shares issued and outstanding at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

Options may be granted under the Plan by resolution of the board of directors, only to service providers, subject to the requirements of all applicable securities regulatory authorities. The exercise price of options issued on any day may not be less than the market price. The "market price" is defined as the prior trading day closing price of the common shares on the TSX, or if not listed on the TSX, any stock exchange on which the common shares are listed or any market on which the common shares are quoted, and if the common shares are not listed or quoted, the fair market value shall be as determined by the board of directors in its absolute discretion. Payment for common shares issuable pursuant to the exercise of options shall be made in full on the exercise of the options.

As of the date hereof 2,300,000 stock options of the Corporation were outstanding under the Plan as follows:

Name	Date of Grant	Number of Common Shares Under Option	Exercise Price per Common Share	Market Value of Common Shares on the Date of Grant[1]	Expiration Date
Executive Officers as a group - four persons	Dec. 21, 2001	1, 700,000	$0.245	$0.245	Dec. 21, 2004
One Director who is not also an Executive Officer	Dec. 21, 2001	250,000	$0.245	$0.245	Dec. 21, 2004
Employees	Apr. 20, 2001	100,000	$0.46	$0.33	Apr. 20, 2003
	Apr. 20, 2001	100,000	$1.50	$0.33	Apr. 20, 2003
Century Communications Corporation (consultant)	June 20, 2002	150,000	$0.46	$0.43	June 20, 2003

(1) Based on the closing market price on the trading day immediately prior to the date of grant.

(g) Directors' and Officers' Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate annual premium for such insurance is $16,323, no part of which is payable by directors and officers of the Corporation. The annual insurance coverage under the policy is limited to $10 million per policy year. There is a $25,000 deductible for any claim made by the Corporation, but no deductible for claims made by any director or officer of the Corporation.

(h) Composition of the Compensation Committee

The Corporation's compensation program is administered by the Compensation Committee, which is currently composed of the following individuals:

Najmul H. Siddiqui [1] - Chairman
Toshinori Ikebe[2]

Bruce J. Daley[(3)]

(1) Mr. Siddiqui is the President and Chief Executive Officer of the Corporation.
(2) Mr. Ikebe is President of Tri-Vision Electronics Inc., a wholly-owned subsidiary of the Corporation.
(3) Mr. Daley is indebted to the Corporation. See "Indebtedness of Management and Directors".

(i) Report of the Compensation Committee

It is the responsibility of the Compensation Committee to make recommendations to the board relating to the appointment and compensation of board members and the Chief Executive Officer. The Compensation Committee also makes recommendations to the Chief Executive Officer relating to: the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and, awards under the Corporation's long-term incentive plan. In arriving at its decisions, the Committee has access to advice from independent compensation consultants.

The compensation program consists of three main components: (i) salary and benefits; (ii) a short-term incentive program; and (iii) a long-term incentive program designed to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. In setting the base salary for the executive officers, the Committee reviews data provided by independent consultants with a view to ensuring that compensation paid is comparable with similar positions in other companies of a similar size.

The second component of the compensation program, the short-term incentive program, is designed to reward the achievement of specific current year financial and operating targets. Executive officers of the Corporation are eligible for participation in the short-term incentive program. The potential available incentive compensation ranges up to 100% of base salary. Bonuses under the short-term incentive plan are subject to achieving minimum revenue targets and attaining target expense ratios as set out in the Corporation's annual plan. The amount of compensation is also subject to adjustment in the discretion of the Committee to reflect any special or unusual circumstances affecting the Corporation.

The third component of the compensation program, the long-term incentive program, is intended to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. The board administers the grant of stock options principally through the Compensation Committee. The board is responsible for setting aside common shares for issuance pursuant to stock options, and is responsible for approval of the granting of options as may be recommended by the Compensation Committee.

The compensation package of Najmul Siddiqui, the Corporation's Chief Executive Officer, has the same components as the compensation program described above and is reviewed annually by the Committee and is approved by the board.

The CEO's salary is determined primarily on the basis of the Corporation's performance and his individual performance. The Committee considers all factors which it deems relevant, including the net income of the Corporation, the duties and responsibilities of the CEO and current compensation levels. In addition to reviewing the performance of the Corporation and the achievement of the CEO, the board has taken into consideration information provided by an independent compensation consultant. Reference is also made to the compensation of chief executive officers of an appropriate comparable peer group of companies. The comparison of the CEO's compensation to the comparable group incorporates many factors, including the relative size of the companies, their profitability and share price, the duties of the chief executive officer and any other extenuating or special circumstances.

The CEO's compensation for the 2002 fiscal year as set forth in the Summary Compensation Table above was determined in accordance with the foregoing.

Submitted by the Compensation Committee

(j) Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on March 31, 1997 with the total return of TSX 300 Total Return Index for the five most recently completed financial years (assuming reinvestment of dividends):


Cumulative Value of $100 Invested
Legend
Tri-Vision
TSE 300 Index
$200.00
$190.00
$180.00
$170.00
$160.00
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
1997
1998
1999
2000
2001
2002

	Mar. 31, 1997	Mar. 31, 1998	Mar. 31, 1999	Mar. 31, 2000	Mar. 31, 2001	Mar. 31, 2002
Tri-Vision	$100.00	$129.56	$53.23	$51.08	$16.13	$20.43
TSE 300 Total Return Index	$100.00	$131.31	$116.53	$169.53	$203.52	$165.64

Indebtedness of Management and Directors

No present or former officer or director of the Corporation or associate thereof or nominee for appointment as a director was indebted to the Corporation or any subsidiary during the year ended March 31, 2002 or at the date hereof other than as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS			
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 Fiscal Year	Amount Outstanding as at March 31, 2002
Bruce J. Daley, Director	Loan made by the Corporation	$98,101	$71,498

(1) The loan is unsecured, due on demand and bears interest at the rate of 8.25% per annum.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below, elsewhere in this information circular or in a prior information circular:

1. The Corporation rents its premises at 41 Pullman Court, Toronto, Ontario on a month to month basis, at a net rent of $15,000 per month, from Najmul Hasan Siddiqui, Nazrul Hasan Siddiqi, Qamrul Hasan Siddiqi, Young Kwon Han, Vincent Elinares and Razi Ansari, carrying on business in partnership under the name Tri-Venture Investments (the "TVI Partnership"). Each of the partners of the TVI Partnership is a director and/or officer of the Corporation, with the exception of Messrs. Kwon Han, Elinares and Ansari, who were, but no longer are, officers and/or directors of the Corporation. During the fiscal year ended March 31, 2002, the Corporation made aggregate net rental payments to the TVI Partnership of $180,000.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

Statement of Corporate Governance Practices

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and well-being of the Corporation and its shareholders. The Toronto Stock Exchange has issued a series of guidelines (the "Guidelines") for effective corporate governance. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to each of the Guidelines. The following description of the Corporation's corporate governance system is made with reference to each of such Guidelines and has been approved by the board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the board, among other things, is responsible for:

- the adoption of a strategic planning process and approval of a strategic plan;
- the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the implementation of a communications policy to facilitate communications with shareholders, analysts, the media and members of the public; and
- the integrity of the Corporation's internal control and management information systems.

Board Size and Composition

The board of directors is currently composed of seven members. The board believes that one director is an "unrelated director" and that the remaining six directors are "related directors", within the meaning of the Guidelines. An "unrelated director" under the Guidelines is a director who is independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Corporation, other than interests arising from shareholding. In defining an "unrelated director", the Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. Based on this definition, Timothy Collings is an "unrelated" director. Najmul Siddiqui, Qamrul Siddiqi, Khalid Usman, Toshinori Ikebe and Nazrul Siddiqi are considered to be "related" directors as they are senior officers of the Corporation or its affiliates and Mr. Daley is considered to be a "related" director as he is indebted to the Corporation.

In deciding whether a particular director is a "related director" or an "unrelated director", the board of directors examined the factual circumstances of each director and considered them in the context of other relevant factors.

The Guidelines make a distinction between inside and outside directors. The Guidelines consider an inside director to be a director who is a member of management of the Corporation or any of its affiliates. Each of Messrs. Collings and Daley are considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation or its affiliates. To the knowledge of the board, the Corporation does not have a "significant shareholder" which is defined in the Guidelines as a shareholder with the ability to exercise a majority of votes for the election of directors.

A further Guideline recommends that the board examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision making. The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The board has considered its present size and has determined that at this time seven directors, which is the number of directors proposed to be elected at the meeting, is appropriate to effectively carry out the duties of the board given the Corporation's current position.

Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to receive stock options under the Corporation's stock option plan. The board periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility.

The Corporation does not currently have an appointed Chairman. Under the by-laws of the Corporation, the President, if a director of the Corporation and present at a meeting of the directors, shall preside as Chairman of the meeting. The board of directors is satisfied that there are sufficient systems and procedures in place to allow the board to function independently.

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

The board has no formal orientation or education program for new directors. However, new directors receive copies of board material and all material regarding the Corporation (including recent annual and interim reports, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The board does not formally review individual board members and their contributions.

Supervision of Management

While management is responsible for day to day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the Chief Executive Officer and monitoring management's progress in achieving such approved objectives.

Decisions Requiring Board Approval

The board of directors does not have a formal policy setting out which specific matters must be brought by management to the board for approval. However, there is a clear understanding between management and the board that all transactions and other matters of a material nature must be presented by management for approval by the board including any material transactions not provided for in the Corporation's board-approved annual business plan, and any acquisition of property with a substantial value (and in any event in excess of $500,000) not otherwise provided for in the annual business plan and the hiring of any member of senior management.

Board Committees

The board of directors has five committees: the Audit Committee, the Business Development Committee, the Compensation Committee, the Ethics Committee and the Research Committee.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors. The Audit Committee consists of Bruce J. Daley (Chairman), Timothy Collings and Khalid Usman. Mr. Daley is a "related" and "outside"director, Mr. Collings is an "unrelated" and "outside"director and Mr. Usman, a chartered accountant and the Chief Financial Officer of the Corporation, is a "related" and "inside" director.

Business Development Committee

The Business Development Committee's mandate is to seek out and identify new business opportunities for the Corporation. The mandate is particularly applicable for opportunities relating to the intellectual property of the Corporation. The committee is composed of Qamrul H. Siddiqi (Chairman), Toshinori Ikebe and Timothy Collings. Mr. Collings is an "unrelated" and "outside" director and Messrs. Siddiqi and Ikebe are "related" and "inside" directors.

Compensation Committee

The Compensation Committee is responsible for the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and awards under the Corporation's long-term incentive plan. In arriving at its decisions, the Committee has access to advice from independent compensation consultants. The Compensation Committee consists of Najmul H. Siddiqui (Chairman), Toshinori Ikebe and Bruce J. Daley. Mr. Daley is an "related" and "outside"director and Messrs. Siddiqui and Ikebe are "related" and "inside" directors.

Ethics Committee

The Ethics Committee's mandate includes reviewing and determining corporate governance duties and procedures and, where necessary, making recommendations to the board of directors on changes to corporate governance policies and procedures. This committee is also responsible for identifying and recommending new nominees for election as directors, as well as recommending to the board the criteria and process for identifying, recruiting, nominating, and orienting new directors and for compensating directors. This committee is composed of Bruce J. Daley (Chairman), Toshinori Ikebe and Khalid Usman. Mr. Daley is a "related" and "outside"director and Messrs. Ikebe and Usman are "related" and "inside" directors.

Research Committee

The Research Committee's mandate is to deal with intellectual property issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings (Chairman), Toshinori Ikebe and Qamrul H. Siddiqui. Mr. Collings is an "unrelated" and "outside" director and Messrs. Ikebe and Siddiqi are "related" and "inside"directors.

Shareholder Relations and Feedback

The board of directors is committed to maintaining good communications with the Corporation's shareholders. Shareholder communications are handled by an outside investor relations firm, Century Communications Corporation, which reports to the Corporation's Chief Executive Officer and Chief Financial Officer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of twenty directors, to be elected annually. At the meeting, shareholders will be asked to elect seven directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

Name and Municipality of Residence	Office Held with the Corporation	Period of Service as a Director	Principal Occupation if Different from Office Held[1]	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[2]
Najmul Hasan Siddiqui Markham, Ontario	Chairman, Chief Executive Officer and Director	since March 1993	N/A	7,709,848
Qamrul Hasan Siddiqi Markham, Ontario	Senior Vice President, Research & Development, Secretary and Director	since March 1993	N/A	5,286,211
Khalid Usman[3] Unionville, Ontario	Vice President, Finance and Administration, Chief Financial Officer and Director	since September 1998	N/A	166,500
Nazrul Hasan Siddiqi Scarborough, Ontario	Senior Purchasing Manager and Director	since September 1993	N/A	317,768
Timothy Collings[3] White Rock, B.C.	Director	since April 1996	Instructor, Technical University of British Columbia	5,515,300[4]
Bruce J. Daley[3] Mississauga, Ontario	Director	since April 1996	Partner, Daley Byers (a law firm)	215,000
Toshinori Ikebe Toronto, Ontario	Director	from July 1999 to April 2001[5] and since September 2001	President, Tri-Vision Electronics Inc.	150,000

1. All of the Nominees have held the indicated positions for the past five years, except for Mr. Usman, who prior to becoming Chief Financial Officer of the Corporation in September 1998 was a self employed Chartered Accountant and Mr. Ikebe, who from April 1999 until April 2001 when he became President of Tri-Vision Electronics Inc. was Executive Officer and Senior General Manager of Nichimen Corporation of Japan , from May 1998 to April 1999 was General Manager, Plant and Project Division, Nichimen Corporation and from January 1994 to May 1998 was General Manager of Nichimen Corporation in the United Kingdom.
2. The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.
3. Member of the Audit Committee. The Corporation does not have an Executive Committee.
4. These shares are registered in the name of V-Chip Canada Enterprises Ltd.
5. Served as a director during this period as a nominee of Nichimen Corporation.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR

ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HERS OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation for the year ending March 31, 2003, and to authorize the directors to fix their remuneration.

* * * * * * * * * * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 12th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Q.H. Siddiqi

Qamrul H. Siddiqi, Secretary

DISCLOSURE OF OUTSTANDING SHARE DATA

TRI-VISION INTERNATIONAL LTD./LTEE

As at August 12, 2002

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common Shares, Maximum Number of Common Shares Issuable
Common Shares	53,580,313	N/A
Stock Options	2,300,000	2,300,000
TOTAL (maximum number of common shares - fully-diluted)		55,880,313